SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

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                                                               [graphic omitted]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                               NIRE 53.30000.580-0

CNPJ/MF NO 02.558.132/0001-69


                                  RELEVANT FACT

The Board of Tele Centro Oeste Celular Participacoes S.A. in Assembly held on March 27, 2002 and in accordance with Item VII under Article number 17 of the Company's bylaws and with CVM Instructions 10/80, 268/97 and 299/99, resolved to acquire a maximum of 25,350,000,000 shares issued by the Company, of which total 3,450,000,000 shares will consist in common shares and 21,900,000,000 shares will consist in preferred shares, intended for further cancellation or maintenance in treasury and subsequent divestment, implying in no reduction of the Company's Capital Stock and leaving full responsibility to the Board itself as to deciding on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. The present authorization will remain effective for a maximum period of three months, starting at April 01, 2002. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - and mediated by brokerage agencies SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., established at Av. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; NOVACAO S.A. CORRETORA DE CAMBIO E VALORES MOBILIARIOS, established at AV. PAULISTA, 1294 - 4 ANDAR - CEP 01310-915 - SAO PAULO-SP; UNIBANCO CORRETORA DE VALORES MOBILIARIOS S.A., established at RUA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; and BRASCAN S.A. CORRETORA DE TITULOS E VALORES, established at AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO PAULO-SP.

                            Brasilia, March 27, 2002.

                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations

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                                                                          [logo]
                                                               [graphic omitted]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                               NIRE 53.30000.580-0
                          CNPJ/MF NO 02.558.132/0001-69



               MINUTES OF THE 141st (ONE HUNDRED AND FORTY-FIRST)
                           EXTRAORDINARY BOARD MEETING


1. DATE, TIME AND LOCATION OF THE MEETING: The meeting was held at 10:00 (ten hundred hours) on the 27th day of March, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal
District of Brazil. 2. CALL FOR ATTENDANCE: the meeting was called by Mr. ALEXANDRE BELDI NETTO, Chairman of the Company's board of Directors. 3. OPENING: the assembly started with the presence of the following members of the Company's Board of Directors: Mr. Alexandre Beldi Netto, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza and Mr. Ricardo de Souza Adenes. Board member Mario Cesar Pereira de Araujo was absent and justified his absence. 4. THE TABLE: Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors conducted the proceedings after inviting Mr. Marco Antonio Beldi to act as secretary. 5.
DELIBERATIONS: The members of the Board unanimously and with no restrictions decided for acquiring a maximum of 25,350,000,000 (twenty-five billion, three hundred and fifty million) shares issued by this Company, at their current market price, of which a maximum of 3,450,000,000 (three billion, four hundred and fifty million) shares will consist in common shares and a maximum of 21,900,000,000 (twenty-one billion and nine hundred million) shares will consist in preferred shares, intended for further cancellation or maintenance in treasury and subsequent divestment, implying in no reduction of the Company's Capital Stock and leaving full responsibility to the Board itself as to deciding on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions are in accordance with Item VII under Article number 17 of the Company's bylaws and with CVM Instructions numbers 10/1980, 268/1997 and 358/02 and aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic

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performance.  Operations  will be carried out in the Sao Paulo Stock  Exchange -
BOVESPA - and mediated by brokerage agencies SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., established at Av. ENGENHEIRO LUIZ CARLOS BERRINI 1297
- 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; NOVACAO S.A. CORRETORA DE CAMBIO E VALORES MOBILIARIOS, established at AV. PAULISTA, 1294 - 4 ANDAR - CEP 01310-915
- SAO PAULO-SP; UNIBANCO CORRETORA DE VALORES MOBILIARIOS S.A., established at RUA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; and BRASCAN S.A. CORRETORA DE TITULOS E VALORES, established at AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO Paulo-SP, and supported by the values of existing reserves available at the company's Equity Balance, as provided by Article 7 of CVM Instruction number 10/80. The present authorization shall remain effective for a maximum period of three months, starting at April 01, 2002 and closing at
June  30,  2002.   II.  At  the  present  date  the  Company  owns  a  total  of
296,640,941,418 (two hundred and ninety-six billion, six hundred and forty million, nine hundred and forty-one thousand, four hundred and eighteen) outstanding shares, of which total 57,980,944,358 (fifty-seven billion, nine hundred and eighty million, nine hundred and forty-four thousand, three hundred and fifty-eight) shares consist in common shares and 238,659,997,060 (two hundred and thirty-eight billion, six hundred and fifty-nine million, nine hundred and ninety-seven thousand sixty) shares consist in preferred shares. 5.
CLOSING: With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, March 27, 2.002.


                              ALEXANDRE BELDI NETTO
                            PRESIDENT OF BOARD MEMBER



           MARCO ANTONIO BELDI                   ANTONIO FABIO BELDI
       BOARD MEMBER AND SECRETARY                   BOARD MEMBER


        NELSON GUARNIERI DE LARA             ARALDO ALEXANDRE M. DE SOUZA
              BOARD MEMBER                           BOARD MEMBER

         RICARDO DE SOUZA ADENES
              BOARD MEMBER

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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: March 28, 2002              By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      -----------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President